

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Mark S. Lantrip
Chairman and Chief Executive Officer
Southern Power Company
30 Ivan Allen Jr. Blvd., N.W.
Atlanta, Georgia 30308

> **Re: Southern Power Company**
> **Registration Statement on Form S-3**
> **Filed November 1, 2019**
> **File No. 333-234433**

Dear Mr. Lantrip :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Energy & Transportation

cc: Eric A. Koontz